Cowan, Mark A.

From:	Barry Simmons/NYLIM [Barry_Simmons@nylim.com]
Sent:	Wednesday, April 25, 2007 10:38 AM
To:	Cowan, Mark A.
Cc:	Fox, Jason P.; Jeffrey Engelsman/NYLIM
Subject:	Re: Mainstay VP Series Fund -- Form N-14 - Responses to SEC Comments

Mark,

As we discussed, below are our responses (in red) to yours and Jason's comments on the proxy statement/prospectus of the MainStay VP Series Fund, Inc., The responses will be reflected in the transmittal letter that accompanies the definitive filing, along with a letter in response to #6 below regarding your request for an issuer liability acknowledgement. We would like to file the definitive proxy and have it go effective as soon as possible. Please let us know if there is anything else that we should consider. Thanks for your help.

Barry

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
Barry E. Simmons
Vice President and Assistant General Counsel
New York Life Investment Management LLC
169 Lackawanna Avenue
Parsippany, NJ 07054

T: (973) 394-4436
F: (973) 394-4637

NOTICE: If you received this email in error, please erase it and notify sender immediately. Sender does not waive confidentiality or privilege and use is prohibited.

"Cowan, Mark A." <CowanM@SEC.GOV>	To "Barry Simmons/NYLIM" <Barry_Simmons@nylim.com>, "Jeffrey Engelsman/NYLIM" <Jeffrey_Engelsman@nylim.com>
04/18/2007 10:00 AM	cc
	Subject Mainstay VP Series Fund -- Form N-14

Barry and Jeff,
We had the following comments regarding the reorganization filed on Form N-14. Any comments on the pro-forma financial statements (after we receive them) will be forwarded separately.

-Mark Cowan

1.   Summary

05/01/2007

Comment: The third bullet point under the heading that begins "In considering whether to approve the Reorganization" speaks to the fact that the ICAP Select Equity has outperformed the Income and Growth Portfolio. The disclosure then states that the subadviser started with the portfolio in July 2006 and further states that the subadviser managed a retail fund utilizing the same strategy since December 1997. Please describe how that fund has performed.

Response: (Page 12) (Page numbers in the top left hand corner of the document.) Historically, the ICAP Select Equity strategy has outperformed the Income & Growth Portfolio. While the Subadvisor to ICAP Select Equity Portfolio was named as subadvisor to ICAP Select Equity Portfolio (formerly, MainStay VP Basic Value Portfolio) in July 2006, that firm has managed a retail mutual fund, similarly named MainStay ICAP Select Equity, utilizing the identical Select Equity strategy since December 31, 1997, and returning an annualized total return of 10.53% for the five-year period ending December 31, 2006, which exceeded its benchmark, the S&P 500, of 6.19%.

2.   Comparative Information Relating to the Reorganization

Comment: In addition to highlighting the differences in diversification risk, please also highlight the differences in turnover rate, derivative investing, use of leverage and investment in foreign securities.

Response: (Page 18) An additional difference in the portfolios is the concentrated nature of the ICAP Select Equity Portfolio, which generally holds between 25 and 30 securities. Portfolio concentration may increase volatility and make the portfolio more susceptible to changes in market conditions. Additionally, portfolio concentration may result in a higher portfolio turnover rate. The portfolio turnover rate indicates changes in a portfolio's securities holdings, and may result in realized taxable gains as a result of such trading of a portfolio's assets. A portfolio will also incur transaction costs in connection with buying and selling securities, which may adversely affect its performance. Additionally, the ICAP Select Equity Portfolio may buy securities with borrowed money (a form of leverage), which could have the effect of magnifying its gains or losses.

Both ICAP Select Equity Portfolio and Income & Growth Portfolio may invest a portion of their assets in foreign securities and derivative securities, such as options and futures. Foreign securities are subject to various risks of loss that are different from the risks of investing in securities of U.S. based companies. These include losses due to fluctuating currency values, less liquid trading markets, greater price volatility, political and economic instability, less publicly available information about issuers, changes in U.S. or foreign tax or currency laws, and changes in monetary policy. The risks are likely to be greater in emerging market countries than in developed market countries. With the ICAP Select Equity Portfolio, derivatives, when employed, are used primarily to hedge the Portfolio's investments, but may be used to increase returns; however, such practices may reduce returns or increase volatility. Derivatives can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the Portfolio's performance.

3.   Comparison of Fees and Expenses

Comment: A reason for the reorganization is the resulting economies of scale and lower total annual portfolio operating expenses. It appears from the pro forma comparison of fees and expenses that this will not occur initially and contract owners in the Income and Growth Portfolio will be paying higher expenses after the reorganization. Please disclose this fact more prominently. In particular, this fact should be highlighted among the bullet points in the Summary (and the fourth bullet point in the summary should be revised).

Response: Actually, the Income & Growth Portfolio contract owners will be paying *lower* expenses after the merger because of the 5 basis point contractual fee waiver. The expenses will be reduced from 82 bp to 79 bp. See discussion of contractual fee waiver in footnote 2 on page 18.

4.   Board Considerations

Comment: a.   One of the factors the board considered was the anticipated realization of lower total annual portfolio operating expenses to shareholders of both portfolios. In light of the pro forma expenses, is this still a relevant factor?

Response: Yes, it is still a relevant factor. The total annual portfolio operating expenses will be lower due to the 5 basis point contractual fee waiver. See response to Question 3 above.

Comment: b.   The disclosure also states that the board took note of the fact that the Income and Growth Portfolio's shareholders were likely to benefit, in the near term, only after application of a 5 basis point contractual waiver. However, footnote

2 on page 7 indicates only a voluntary waiver. Please correct the apparent inconsistency.

Response: Done. See the last sentence in footnote 2 on page 18, which was revised to include the contractual fee waiver discussion.

5.   Voting Information

Comment: Please indicate whether any minimum number of contract owner votes must be cast before mirror voting will be used.

Response: No minimum number of contract owner votes is required.

6.   Issuer Liability Acknowledgement

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We will include these representations as part of the transmittal letter to the definitive filing.

Responses to Comments from Jason Fox:
Comment #1: Duration of the fee waiver? Indefinite
Comment #2: Please correct the apparent typo in the chart on page 36. The number stated is $13.11 and should be $13.**7**1. Corrected.
Comment #3: Please add a footnote to the pro forma charts (pages 60-62) explaining the nature of the amounts in the "Adjustments" column. Done.
Comment #4: Identify that all pro forma financial statements are "Unaudited." Done.
Comment #5: Please provide a separate item identifying the expenses related to the fund reorganization, including an explanation as to how the expenses are allocated. Done -- pages 60-61. Reorganization expenses were broken out separately and an explanatory footnote was added, which included a reference to the section where more discussion on the allocation is located.

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Barry E. Simmons
Assistant Secretary
MainStay VP Series Fund, Inc.

T: (973) 394-4436
F: (973) 394-4637

NOTICE: If you received this email in error, please erase it and notify sender immediately. Sender does not waive confidentiality or privilege and use is prohibited.

05/01/2007